UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ACER THERAPEUTICS INC.
(Name of Issuer)

common stock
(Title of Class of Securities)

00444P108
(CUSIP Number)

Thomas Vandervort
Avego Healthcare Capital LLC
1055B Powers Place
Alpharetta, GA 30009
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 2, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.[   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Avego Healthcare Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		111,526
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		111,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

111,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

1.11%
14.	Type of Reporting Person (See Instructions)

00

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Mayura Trust B
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Nevada

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		111,526
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		111,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

111,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

1.11%
14.	Type of Reporting Person (See Instructions)

00

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Bala Venkataraman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		111,526
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		111,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

111,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

1.11%
14.	Type of Reporting Person (See Instructions)

IN HC

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Mayura One LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Nevada

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		111,526
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		111,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

111,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

1.11%
14.	Type of Reporting Person (See Instructions)

00

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Yelena Epova
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		111,526
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		111,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

111,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

1.11%
14.	Type of Reporting Person (See Instructions)

IN HC

CUSIP No. 00444P108

1.	Names of Reporting Persons.

Christopher R. Manning
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

United States of America

Number of	7.	Sole Voting Power
Shares		0
Beneficially
Owned by	8.	Shared Voting Power
Each		111,526
Reporting
Person	9.	Sole Dispositive Power
With		0

	10.	Shared Dispositive Power
		111,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

111,526
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

1.11%
14.	Type of Reporting Person (See Instructions)

IN HC

Item 1. Security and Issuer

            This Amendment No. 1 amends the statement on Schedule 13D originally filed on September 28, 2017 (as amended, the “Statement”), relating to common stock, par value $0.01 per share (the “Common Stock”) of Acer Therapeutics, Inc., a Texas corporation (the “Issuer”), having its principal executive office at One Gateway Center, Suite 351, 300 Washington Street, Newton, MA 02458. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

            Item 3 is hereby amended by adding the following paragraphs at the end of such Item:

            Between November 7, 2017 and January 3, 2018, the Reporting Persons sold, in the aggregate, 7,149 shares of Common Stock in the open market. As of January 3, 2018, the Reporting Persons maintained beneficial ownership, in the aggregate, of 520,834 shares of the Issuer’s Common Stock. During this same time period, the issued and outstanding shares of the Issuer’s Common Stock increased from 6,450,766 to 7,497,433. As a result of the Reporting Persons’ sales of shares of Common Stock and the increase in issued and outstanding shares of Common Stock, the percentage ownership of the Issuer’s Common Stock retained by the Reporting Persons decreased during the described period from 8.18% to 6.95% .

            Between January 4, 2018 and January 22, 2018, the Reporting Persons sold, in the aggregate, 71,393 shares of Common Stock in the open market (such series of transactions referred to herein as the “Disposition Transactions Series 1”). The aggregate sales price of $1,334,959.63 was received in connection with the sale of shares of Common Stock sold through the Disposition Transactions Series 1. The number of shares sold on each day and the price or volume weighted average price for such shares is set forth in Schedule III-1 to this Statement and is incorporated herein by reference. As a result of the Reporting Persons’ sales of shares of Common Stock through the Disposition Transactions Series 1, the percentage ownership of Common Stock retained by the Reporting Persons during the described period decreased from 6.95% to 5.99% .

            Between January 23, 2018 and February 2, 2018, the Reporting Persons sold, in the aggregate, 79,198 shares of Common Stock in the open market (such series of transactions referred to herein as the “Disposition Transactions Series 2”). The aggregate sales price of $1,511,541.22 was received in connection with the sale of shares of Common Stock sold through the Disposition Transactions Series 2. The number of shares sold on each day and the price or volume weighted average price for such shares is set forth in Schedule III-2 to this Statement and is incorporated herein by reference. As a result of the Reporting Persons’ sales of shares of Common Stock through the Disposition Transactions Series 2, the percentage ownership of Common Stock retained by the Reporting Persons during the described period decreased from 5.99% to 4.94% .

            Between February 6, 2018 and September 27, 2018, the Reporting Persons sold, in the aggregate, 258,717 shares of Common Stock in the open market (such series of transactions referred to herein as the “Disposition Transactions Series 3”), resulting in the current percentage ownership of 1.11% .

            Notwithstanding the additional sale of shares of Common Stock through the Disposition Transactions Series 3, it was as a result of the Disposition Transactions Series 2 that the aggregate ownership of shares of Common Stock of the Issuer by the Reporting Persons had decreased to a level below five percent (5%) of all issued and outstanding shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction

            Item 4 is hereby amended by adding the following paragraph at the end of such Item:

            The Reporting Persons disposed of shares of Common Stock in the Issuer by way of the Disposition Transactions Series 1, Disposition Transactions Series 2 and Disposition Transactions Series 3 for working capital needs and in response to market factors deemed favorable by the Reporting Persons.

            As a result of all such transactions, the aggregate ownership of shares of Common Stock of the Issuer by the Reporting Persons has decreased to a level below five percent (5%) of all issued and outstanding shares of Common Stock, and, as a result thereof, Issuer is filing this statement to report a change in beneficial ownership that terminates the Reporting Persons’ obligation to report on Schedule 13D under the Securities and Exchange Act of 1934, as amended, subject to any future reporting obligations that may arise.

Item 5. Interest in Securities of the Issuer

            (a)        Amount beneficially owned and percentage of class:

            Following the last transaction comprising the Disposition Transactions Series 3:

            Avego is the direct record owner of 111,526 shares of Common Stock. The aggregate number of shares of Common Stock beneficially owned by Avego is 111,526, representing approximately 1.11% of the Common Stock outstanding as of December 31, 2018.

            Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by Avego may be deemed to be shared by Mayura Trust, Mayura One, BV, YE and CM. The controlling Member of Avego is Mayura Trust which has the right to appoint BV as Avego’s Manager. The sole Trustee of Mayura Trust is Mayura One, the members of which, each of whom has the ability to act independently of the others, are BV, YE and CM. None of Mayura Trust, Mayura One, BV, YE or CM directly own any shares of Common Stock. Each of Mayura Trust, Mayura One, BV, YE or CM is the beneficial owner of 111,526 shares of Common Stock, representing approximately 1.11% of the Common Stock outstanding as of December 31, 2018.

            Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by Avego may be deemed shared by Mayura Trust as the controlling Member of Avego with the right to appoint the Manager. Mayura Trust does not directly own any shares of Common Stock. Mayura Trust may be deemed to beneficially own the 111,526 shares of Common Stock held by Avego, representing 1.11% of the Common Stock outstanding as of December 31, 2018.

            Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by Avego may be deemed shared by Mayura One as the Trustee of Mayura Trust. Mayura One does not directly own any shares of Common Stock. Mayura One may be deemed to beneficially own the 111,526 shares of Common Stock held by Avego, representing 1.11% of the Common Stock outstanding as of December 31, 2018.

            Voting and investment power with respect to the shares of beneficial interest of the Issuer owned by Avego may be deemed to be shared by BV as the Manager, a beneficiary of Mayura Trust, and a member of Mayura One. BV does not directly own any shares of Common Stock. BV may be deemed to beneficially own the 111,526 shares of Common Stock held by Avego, representing approximately 1.11% of the Common Stock outstanding as of December 31, 2018.

            Voting and investment power with respect to the shares of capital stock of the Issuer owned by Avego may be deemed to be shared by each of BV, YE and CM each of whom is a member of Maura One, which is the trustee of Mayura Trust, which is entitled to appoint the Manager of Avego. Neither BV, YE nor CM owns any shares of Common Stock. Each of BV, YE and CM may be deemed to beneficially own the 111,526 shares of Common Stock held by Avego representing approximately 1.11% of the Common Stock outstanding as of December 31, 2018.

            (b)        Number of shares of Common Stock as to which such person has:

(i)	Sole power to vote or direct the vote:

Avego	0
Mayura Trust	0
Mayura One	0
BV	0
YE	0
CM	0

(ii)	Shared power to vote or direct the vote:

Avego	111,526
Mayura Trust	111,526
Mayura One	111,526
BV	111,526
YE	111,526
CM	111,526

(iii)	Sole power to dispose or to direct the disposition of:

Avego	0
Mayura Trust	0
Mayura One	0
BV	0
YE	0
CM	0

(iv)	Shared power to dispose or to direct the disposition of:

Avego	111,526
Mayura Trust	111,526
Mayura One	111,526
BV	111,526
YE	111,526
CM	111,526

            The percentages of beneficial ownership reported in this Schedule 13D are based on 10,087,363 Common Shares of beneficial interest of the Issuer outstanding as of December 31, 2018, such number of shares being based on information made publicly available by the Issuer.

            To the Reporting Persons’ knowledge, as of December 31, 2018, none of the other individuals named in Item 2 of this Schedule 13D beneficially own any Common Shares.

            (c)        Transactions effected in the past sixty days.

            There have been no reportable transactions with respect to the Common Shares within the last 60 days by the Reporting Persons.

            (d)        No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

            (e)        Not applicable.

Item 7. Material to Be Filed as Exhibits

            Exhibit 1: Joint Filing Agreement, dated September 28, 2017 attached to the Schedule as originally filed, incorporated herein by reference.

            Exhibit III-1: Schedule of number of shares and purchase price for Disposition Transactions Series 1.

            Exhibit III-2: Schedule of number of shares and purchase price for Disposition Transactions Series 2.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April __, 2019

AVEGO HEALTHCARE CAPITAL LLC

By: /s/ Bala Venkataraman
Name: Bala Venkataraman
Title: Manager

MAYURA TRUST B

By:	MAYURA ONE, TRUSTEE

By: /s/ Bala Venkataraman
Name: Bala Venkataraman
Title: Member

By: /s/ Yelena Epova
Name: Yelena Epova
Title: Member

By: /s/ Christopher R. Manning
Name: Christopher R. Manning
Title: Member

Schedule III-1

Disposition Transactions Series 1

Date	Quantity	Price / Share	Total Consideration	Shares Remaining
01/04/2018	6,000	$16.1111	$96,666.60	514,834
01/05/2018	4,000	$16.6184	$66,473.60	510,834
01/09/2018	2,199	$17.3392	$38,128.90	508,635
01/10/2018	5,000	$18.6119	$93,059.50	503,635
01/11/2018	20,954	$19.7666	$414,189.34	482,681
01/12/2018	9,400	$18.7600	$176,344.00	473,281
01/16/2018	1,500	$18.8777	$28,316.55	471,781
01/17/2018	2,340	$19.3913	$45,375.64	469,441
01/18/2018	5,000	$18.9910	$94,955.00	464,441
01/19/2018	5,000	$19.0773	$95,386.50	459,441
01/22/2018	10,000	$18.6064	$186,064.00	449,441
TOTAL	71,393	-	$1,334,959.63	-

Volume Weighted Average Purchase Price (Sales between 01/04/2018 and 01/22/2018): $18.70

Schedule III-2

Disposition Transactions Series 2

Date	Quantity	Price / Share	Total Consideration	Shares Remaining
01/23/2018	5,000	$18.6544	$93,272.00	444,441
01/24/2018	7,000	$18.6633	$130,643.10	437,441
01/25/2018	5,000	$18.6678	$93,339.00	432,441
01/26/2018	10,000	$19.1046	$191,046.00	422,441
01/29/2018	10,000	$19.2787	$192,787.00	412,441
01/30/2018	12,500	$19.2445	$240,556.25	399,941
01/31/2018	15,000	$19.2396	$288,594.00	384,941
02/01/2018	9,698	$19.3117	$187,284.87	375,243
02/02/2018	5,000	$18.8038	$94,019.00	370,243
TOTAL	79,198	-	$1,511,541.22	-

Volume Weighted Average Purchase Price (Sales between 01/23/2018 and 02/02/2018): $19.09